UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Attached hereto and incorporated by reference herein is an unofficial translation of the Rating Action of Midroog Ltd. (an Israeli rating agency, a 51% subsidiary of Moody’s) and related Consent of Rating Agency in connection with the contemplated issuance by the Company of additional Series C Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

November 18, 2013	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary

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Alon Blue Square Israel Ltd.

Rating Action ו November 2013

Author:

Liat Kadisch, CPA, Team Head

liatk@midroog.co.il

Contacts:

Sigal Issaschar, Head of Corporate Finance

i.sigal@midroog.co.il

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Alon Blue Square Israel Ltd.

Issue/Bond Rating	A2	Outlook: Negative
Commercial Paper	Prime -1

Midroog announces it is reaffirming the A2/negative outlook rating for a bond issue by Alon Blue Square Israel Ltd. (“Alon Blue Square" or the "Company" or the "Group”), with a total of up to NIS 100 million par value within the expansion of Series C. The rating and rating outlook are also applicable to the Bonds (Series A and C) in circulation, issued by the Company. The issuance consideration of the bonds is fully designated for refinancing existing debt.

The rating of the bond issue relates to its structure based on data provided to Midroog up until November 14, 2013. Depending on the structure of the bond issue, Midroog has the right to reconsider and revise the rating assigned.

Following is a breakdown of the series of bonds in circulation issued by the Company and rated by Midroog:

Bond Series	Stock No.	Original Date of Issue	Fixed Annual Coupon	Linkage	Book Value of Bond Balance on June 30, 2013 (NIS M)	Remainder of Bond Repayment Years	Notse
A	Private	August 2003	5.90%	CPI	164.0	2013-2014	(1)
C	1121334	October 2010	2.50%	CPI	114.0	2013-2022	(2)

(1)	During August 2013, the Company repaid an amount of about NIS 80 million par value Bond series A.

(2)	During July 2013, the Company raised an amount of about NIS 100 million par value Bond series C, and in November 2013, the Company repaid an amount of about NIS 21.5 million par value Bond series C.

Key Rating Rationale

During May 2013, Midroog placed a negative outlook on the Company's bonds. The Company’s results for the first half of 2013 indicate significant erosion in the supermarket sector – through Mega Retail (100%), one of several key holdings of the Company, together with continued loss of market shares on the background of fierce competition.

We estimate that the Company will diverge significantly from our expected results for 2013.

At the same time, the Company demonstrates stability in the fuel and real-estate sectors. Additionally, Mega is at the beginning of implementing a multi-annual strategic plan on the background of the entrance of a new CEO in the beginning of the year, and begun implementing efficiency measures; although in our opinion, the foregoing will be expressed in the medium term. The rating is supported by the Group's diversified holding structure, substantial market shares and high positive cash flows from operation in retail companies. The Group has good liquidity level, which mainly relies on the liquidity balances in the account of Dor-Alon and Blue Square Real Estate. At the solo level, we estimate a reasonable level of liquidity and strong financial flexibility.

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In light of all of the above, and within the negative rating outlook, we intend to complete our review of scenarios for the continued results and the development of the business positioning of Mega and the entire Group sholtry, while we see increased probability of a downgrade.

Downgrade of the bond rating may lead to the downgrade of the commercial paper rating.

For more details on the rating rationale, see the May 20131 monitoring report and the rating action of June 2013.

Alon Blue Square Israel Ltd. (Consolidated), Key Financial Figures in NIS M*:

	H1-2013	H1-2012	FY 2012	FY 2011	FY 2010	FY 2009
Revenue	6,039	6,372	12,685	12,346	8,344	7,192
Gross profit	1,301	1,369	2,752	2,904	2,286	2,026
Operating profit (EBIT)	33	94	172	292	243	235
Net profit	-88	33	22	84	62	98
Gross profit %	21.5%	21.5%	21.7%	23.5%	27.4%	28.2%
EBIT%	0.6%	1.5%	1.4%	2.4%	2.9%	3.3%
EBITDA	169	227	450	566	450	400
FFO	53	115	230	290	280	305
Dividends paid	0	0	0	75	875	0
Total assets in balance sheet	9,261	9,291	9,214	9,094	8,770	5,165
Liquid financial assets	981	609	683	480	534	825
Debt	5,183	5,188	5,206	4,955	4,671	2,341
Net debt	4,202	4,579	4,523	4,474	4,137	1,516
Equity	1,525	1,585	1,587	1,546	1,582	1,226
Debt/CAP	77.2%	76.5%	76.4%	75.6%	74.1%	65.4%

* As of October 3, 2010, the Company consolidates the financial statements of Dor Alon Ltd.

Alon Blue Square Israel Ltd. – Main Business Segments in NIS M:

	H1-2013	H1-2012	FY 2012	FY 2011	FY 2010	FY2009
	Revenue
Supermarkets	3,224	3,280	6,553	6,724	6,895	6,863
Non-food	174	159	321	289	482	464
Gas stations and commercial complexes	2,605	2,967	5,773	5,302	4,330	NR
Real estate*	19	15	31	31	25	22
Others**	18	0	7	0	0	0

	EBIT before other profit
Supermarkets*	8	48	126	177	242	211
Non-food	-3	2	-12	-20	-7	23
Gas stations and commercial complexes	69	78	146	174	43	NR
Real estate*	10	8	17	15	-5	33
Others**	-22	-10	-14	6	0	6

* The supermarkets segment does not include expenditures for rent paid to Blue Square Real Estate, which is offset with the consolidated statements and the real estate segment does not include rent revenues from Mega .

** The others segment includes Dinners and YouPhone.

The mismatches between total Operating profit in the consolidated financial statements and the total Operating profit by the segment report is due to section consolidation adjustments.

1 The report is published on Midroog's website: www.midroog.co.il.

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Rating Outlook

Factors that can improve the rating:

●	Improvement in EBIT and in the Company's status in the retail sector

●	Substantial decrease in the leverage level

Factors that can lower the rating:

●	Failure over time to meet an adjusted net debt-to-EBITDAR coverage ratio below 7.0

●	Substantial dividend payout which is not backed by cash flow

●	Another downturn in the business status of the food retail segment

Rating History

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About the Company

Alon Blue Square Israel Ltd., a public company listed on the Tel Aviv and New York stock exchanges, is Israel’s second largest food retailer. The Company is about 73.2% owned by Alon Israel Oil Company Ltd. ("Alon"), a private holding company engaged in the retail and energy sectors in Israel and overseas. Ownership of the parent company is shared by Bielsol Investments Ltd., a private company jointly owned by David Wiessman and the Biran family, and buyers organizations belonging to kibbutzim and to Mr. David Wiessman. The Company operates today through four major subsidiaries: Mega Retail Ltd. (“Mega” – 100% owned) handles the retail food business; BEE Retail Group, which presently holds about 77% of Na'aman Ltd. and 90% of Kfar Hasha'ashuim; Dor Alon (78.4% holding), one of the leading companies in Israel in the marketing and sale of fuel; Blue Square Real Estate (74.8% holding)2 owns real estate properties, most of which are currently leased for retail activity.

As of 2013, Mr. David Wiessman is the Company's CEO and chief business manager together with Mrs. Limor Ganot. Mr. Yitzhak Bader is the Chairman of the board of directors.

Related Reports

Alon Holdings in Blue Square Israel Ltd., June 2013 Rating Action

Alon Holdings in Blue Square Israel Ltd., May 2013 Monitoring Report

Dor Alon Energy Israel (1988) Ltd., January 2013 Rating Report

Reports published on Midroog's website at www.midroog.co.il.

Date of the report: November 14, 2013

2 On May 6, 2013, the Company sold about 3.5% of company shares for about NIS 49 million.

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KEY FINANCIAL TERMS

Interest	Net financing expenses from Income Statement
Cash Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows
Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits
Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.
Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.
Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.
Assets	Company's total balance sheet assets.
Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net debt	Debt - cash and cash equivalent – long-term investments
Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet
Capital investments Capital Expenditures (CAPEX)	Gross investments in equipment, machinery and intangible assets
Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other asset and liabilities
Cash Flow from Current Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements
Retained Cash Flow (RCF)*	Funds from operations (FFO) less dividend paid to shareholders
Free Cash Flow (FCF)*	Cash flow from operating activity (CFO) - CAPEX - dividends

* It should be noted that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

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Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

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Moody's short term ratings describe the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, individual issues and financial instruments. As a rule, short-term obligations are for a period of no more than 13 months, unless indicated otherwise.

Symbol	Definition
Prime – 1	Issuers (or supporting institutions) rated P-1 have a superior ability to repay short-term debt obligations.
Prime – 2	Issuers (or supporting institutions) rated P-2 have a strong ability to repay short-term debt obligations.
Prime – 3	Issuers (or supporting institutions) rated P-3 have an acceptable ability to repay their short-term debt obligations.
Not Prime (N-P)	Issuers rated N-P do not fall within any of the Prime rating categories.

Short- term vs. Long term Ratings

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Report No.: CTR041113100M

Midroog Ltd., Millennium 17 Ha’Arba'a Street, Tel-Aviv 64739

Tel: 03-6844700, Fax: 03-6855002, www.midroog.co.il

© Copyright 2013, Midroog Ltd. (“Midroog”). All rights reserved.

This document (including the contents thereof) is the property of Midroog and is protected by copyright and other intellectual property laws. There is to be no copying, photocopying, reproduction, modification, distribution, or display of this document for any commercial purpose without the express written consent of Midroog.

All the information contained herein on which Midroog relied was submitted to it by sources it believes to be reliable and accurate. Midroog does not independently check the correctness, completeness, compliance, accuracy or reliability of the information (hereinafter: the "information") submitted to it, and it relies on the information submitted to it by the rated Company for assigning the rating.

The rating is subject to change as a result of changes in the information obtained or for any other reason, and therefore it is recommended to monitor its revision or modification on Midroog's website www.midroog.co.il. The ratings assigned by Midroog express a subjective opinion, and they do not constitute a recommendation to buy or not to buy bonds or other rated instruments. The ratings should not be referred as endorsements of the accuracy of any of the data or opinions, or attempts to independently assess or vouch for the financial condition of any company. The ratings should not be construed as an opinion on the attractiveness of their price or the return of bonds or other rated instruments. Midroog's ratings relate directly only to credit risks and not to any other risk, such as the risk that the market value of the rated debt will drop due to changes in interest rates or due to other factors impacting the capital market. Any other rating or opinion given by Midroog must be considered as an individual element in any investment decision made by the user of the Information contained in this document or by someone on his behalf. Accordingly, any user of the information contained in this document must conduct his own investment feasibility study on the Issuer, guarantor, debenture or other rated document that he intends to hold, buy or sell. Midroog's ratings are not designed to meet the investment needs of any particular investor. The investor should always seek the assistance of a professional for advice on investments, the law, or other professional matters. Midroog hereby declares that the Issuers of bonds or of other rated instruments or in connection with the issue thereof the rating is being assigned, have undertaken, even prior to performing the rating, to render Midroog a payment for valuation and rating services provided by Midroog.

Midroog is a 51% subsidiary of Moody’s. Nevertheless, Midroog's rating process is entirely independent of Moody's and Midroog has its own policies, procedures and independent rating committee; however, its methodologies are based on those of Moody’s.

For further information on the rating procedures of Midroog or of its rating committee, please refer to the relevant pages on Midroog's website.

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CONSENT OF RATING AGENCY

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-149175) of Alon Blue Square Israel Ltd. (the “Company”) of the reference in the Current Report on Form 6-K submitted on November 14, 2013 to our A2/negative rating (on local scale) (the “Rating”) for the expansion of the Company's Series C bonds in the sum of up to NIS 100 million, and of the unofficial translation of our Monitoring Report dated November 2013 with respect to the foregoing, included in this Current Report on Form 6-K

/s/ Sigal Issaschar, Head of Corporate Finance
Sigal Issaschar, Head of Corporate Finance Midroog Ltd.

Tel-Aviv, Israel,

November 17, 2013.

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